Exhibit (a)(5)(J)
MEMORANDUM OF UNDERSTANDING
          The Parties to the putative class action lawsuit currently pending in the Circuit Court of Cook County, Illinois County Department – Chancery Division (the “Court”), styled Ardito v. Reimer, et al., Case No. 2010CH02544 (the “Ardito Action”), by and through their respective attorneys, have reached an agreement in principle providing for the settlement of the Ardito Action (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (“Memorandum”):
          WHEREAS, on December 30, 2009, Quixote Corporation (“Quixote”) and Trinity Industries, Inc. and THP Merger Co. (collectively “Trinity”) announced a proposed tender offer and merger (the “Proposed Transaction”) in which Trinity is making a tender offer to acquire all outstanding shares of Quixote at a price of $6.38 per share in cash and a subsequent merger;
          WHEREAS, on January 7, 2010, Quixote filed with the Securities and Exchange Commission (“SEC”) a Form 14D-9 Recommendation Statement (the “Recommendation Statement”) soliciting Quixote’s shareholders to tender their shares in favor of the Proposed Transaction before the Tender Offer will expire on February 4, 2010, and recommending that the Company’s shareholders tender their shares in the Tender Offer.
          WHEREAS, on January 20, 2010, the Ardito Action was filed as putative class action on behalf of Quixote stockholders challenging the Proposed Transaction and disclosures in the Recommendation Statement and naming as defendants Quixote, Bruce Reimer, Leslie Jezuit, Daniel Gorey, Lawrence McQuade, Clifford Nastas, Robert D. van Roijen, Jr., Duane M. Tyler, and Trinity (collectively “Defendants”);

          WHEREAS, on January 22, 2010, the Ardito Action filed a motion for a temporary restraining order and expedited proceedings;
          WHEREAS, on January 24, 2010, Defendants produced certain non-public materials in the Ardito Action, including board minutes and banker’s books pertaining to the Proposed Transaction;
          WHEREAS, on January 25, 2010, the Ardito Action was transferred to Judge Sofia Hall before whom an earlier similar filed action challenging the Proposed Transaction was pending, styled Superior Partners v. Reimer, 10CH01613 (the “SP Action”);
          WHEREAS, counsel for Defendants and Plaintiff’s Counsel in the SP Action have engaged in extensive arms’-length negotiations and on January 26, 2010, agreed to settle the SP Action;
          WHEREAS, counsel for Defendants and Plaintiffs’ Counsel in the Ardito Action have engaged in extensive arms’-length negotiations concerning a possible settlement of the Ardito Action, which will be mooted in light of the settlement in the SP Action;
          WHEREAS, the Parties have reached an agreement in principle to settle the Ardito Action because Quixote will make certain additional or amended disclosures pursuant to the anticipated settlement in the SP Action;
          WHEREAS, Plaintiff’s Counsel in the Ardito Action have determined that a settlement of the Ardito Action on the terms reflected in this Memorandum is fair, reasonable, adequate, and in the best interests of Quixote’s stockholders;
          WHEREAS, on January 27, 2010, Trinity had not been served and Plaintiff in the Ardito Action filed a stipulation to dismiss without prejudice his claims against Trinity;

          WHEREAS, the Defendants, to avoid the costs, disruption, and distraction of further litigation, and without admitting the validity of any allegations made in the Ardito Action, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this Memorandum;
          WHEREAS, the Quixote Defendants maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or the Schedule 14D-9;
          WHEREAS, Plaintiff’s entry into this Memorandum in the Ardito Action is not an admission as to the lack of any merit of any of the claims asserted in the Ardito Action;
          NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the Parties, the Parties have agreed as follows:
          1. The Parties agree to negotiate and sign a Stipulation of Settlement (“Settlement”), if necessary, reflecting the terms set forth in this Memorandum, including but not limited to a release of all Defendants, Trinity Industries, Inc., and THP Merger Co.
          2. Pursuant to the settlement of the SP Action, Quixote will provide amended and supplemental disclosures, exclusively in an Amended Schedule 14D-9 to be filed on or before January 29, 2010 or as reasonably practicable thereafter (the “Supplemental Disclosures”).
          3. Defendants acknowledge that the Supplemental Disclosures moot Plaintiff’s disclosure claims giving rise, under Delaware law, to a petition for attorneys’ fees in the Ardito Action (the “Fee Claim”), and as part of this Settlement Defendants agree to pay Plaintiff’s Counsel in the Ardito Action $169,000 and Plaintiff agrees to dismiss the Ardito Action with prejudice against all Defendants.

          4. Defendants agree that Quixote (or any successor entity) will make payment of attorneys’ fees and expenses in the Ardito Action within ten (10) calendar days after entry of the last order of dismissal, with prejudice, in the Ardito Action, which will be filed by Ardito no earlier than the date on which final settlement of the SP action is approved. Further, at the time the attorneys’ fees are paid they shall be paid via wire transfer to an account controlled by LEVI & KORSINSKY, LLP.
          5. This Memorandum and Settlement shall be null and void and of no force and effect, unless otherwise agreed to by the Parties pursuant to the terms hereof, if the settlement in the SP Action does not obtain final court approval. In the event any Party withdraws from the Settlement anticipated by this Memorandum, then this Memorandum shall not be deemed to prejudice in any way the respective positions of the Parties with respect to the Ardito Action, and neither the existence of this Memorandum, nor its contents, nor the negotiations leading to it, shall be admissible in evidence or shall be referred to for any purpose in the Ardito Action or in any other litigation or proceeding.
          6. If any action is filed in any court asserting claims that are related to the subject matter of the Ardito Action prior to dismissal of the Ardito Action, the Parties agree to take all necessary action to prevent, stay, or seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum which challenges the Settlement, the Proposed Transaction, or otherwise involves a Settled Claim.
          7. This Memorandum shall be governed by and construed in accordance with the substantive laws of the State of Delaware and the procedural laws of Illinois.

          8. This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.
          9. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Ardito Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Ardito Action, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided for expressly herein.
          10. This Memorandum shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns.
          11. Notice of the proposed Settlement, if necessary, shall be provided by Quixote (or any successor entity) at its expense.
          12. This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.
          IN WITNESS WHEREOF, the Parties have executed this Memorandum effective as of the date set forth below.

DATED: January 28, 2010	LEVI & KORSINSKY, LLP
/s/ Juan E. Monteverde
Juan E. Monteverde
30 Broad Street -15th Floor New York, NY 10006 Attorneys for Plaintiffs

DATED: January 28, 2010	KATTEN MUCHIN ROSENMAN LLP
/s/ Pamela Smith
David H. Kistenbroker
Pamela Smith 525 West Monroe Street Chicago, IL 60661-3693

Attorneys for Defendants Quixote Corporation and Individual Defendants